SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Luke Energy Ltd. (Translation of registrant’s name into English)

1200, 520 - 5th Avenue SW Calgary Alberta, Canada T2P 3R7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F |X| Form 40-F |__|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |__| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Luke Energy Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 9, 2003 Luke Energy Ltd.

By: /s/ Mary C. Blue Mary C. Blue President & COO

For Immediate Release August 28, 2003

PRESS RELEASE $3.5 MILLION PRIVATE PLACEMENT

Calgary, Alberta: Luke Energy Ltd. announces that it will enter into a $3.5 million Private Placement of Luke Energy shares at $2.00 per share on a “flow-through” basis, subject to regulatory approval. Under the Private Placement, Luke Energy will issue 1.75 million common shares which will be subject to a four month hold period. The Company will subsequently have 34.8 million shares outstanding.

Management and directors propose to subscribe for up to 50% of the issue.

Luke Energy is an emerging Western Canadian oil and gas company which trades on the Toronto Stock Exchange under the symbol LKE.

Information Contacts:	Harold V. Pedersen, Chairman and CEO Mary C. Blue, President and COO Carrie McLauchlin, Vice-President, Finance (403) 261-4811